UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                SEC FILE NUMBER
                                    1-12873

                                  CUSIP NUMBER
                                  001988 10 4

(Check one)

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  September 24, 1999

         [ ]     Transition Report on Form 10-K and Form 10-KSB

         [ ]     Transition Report on Form 20-F

         [ ]     Transition Report on Form 11-K

         [ ]     Transition Report on Form 10-Q and Form 10-QSB

         [ ]     Transition Report on Form N-SAR

         For Transition Period Ended: _________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
         PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant: ASD Group, Inc.

         Former Name if Applicable:  Not Applicable

         Address of Principal Executive Office (STREET AND NUMBER):
         1 Industry Street

         City, State and Zip Code: Poughkeepsie, New York 12603

                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]     (a)        The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [X]     (b)        The subject annual report, semi-annual report,
                            transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]     (c)        The accountants statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Last year, the Company underwent a financial restructuring involving the elimination of certain debt and the conversion of certain debt to equity (all as previously disclosed in the Company's public filings). This resulted in significant changes to the Company's Annual Report which required additional time by management. As a result, the audit of the Company's financial statements took significantly longer and was completed later in the year which resulted in management being late in completing its numbers for the first quarter of Fiscal 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         PETER C. ZACHARIOU                (914) 452-3000
         -----------------------------   ---------------------------------------
         (Name)                          (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [ ] Yes [X] No - Form 10-KSB for the year ended June 25, 1999.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                  [X]  Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Management estimates that the Company's net sales for the quarter ended September 24, 1999, will be approximately $2.9 million or an increase of $900,000 as compared to net sales of $2.0 million for the quarter ended September 25, 1998. In addition, management estimates that the Company's net loss for the quarter ended September 24, 1999 will be approximately $250,000 or $550,000 less than the Company's net loss of $800,000 for the quarter ended September 25, 1998.

                                 ASD Group, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date:  November 8, 1999             By:  /s/  Peter C. Zachariou
                                                -------------------------------
                                                       Peter C. Zachariou
                                                       Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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